UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 35209 / May 29, 2024

In the Matter of

Crescent Capital BDC, Inc.
Crescent Private Credit Income Corp.
Crescent Capital Group LP
Crescent Cap Advisors, LLC
Crescent Direct Lending Management, LLC
Crescent SBIC Management, LLC
Crescent Credit Europe LLP
Crescent Direct Lending SMA Management LLC
Crescent Private Credit Partners Management LLC
Crescent Cap NT Advisors, LLC
Crescent Mezzanine Partners VI, LP
Crescent Mezzanine Partners VIB, LP
Crescent Mezzanine Partners VIC, LP
Crescent Capital High Income Fund, LP
Crescent Capital High Income Fund B, L.P.
Crescent Credit Europe CAA SCS
Crescent Credit Europe MM SCS
Crescent Credit Solutions VIII, L.P.
Crescent Credit Solutions VIIIB, SCSp
Crescent Credit Solutions VIIIC (Solvency II), SCSp
Crescent Credit Solutions VIII A-2, LP
Crescent Credit Opportunities Fund, L.P.
Crescent Credit Opportunities Fund (Cayman), L.P.
Crescent Credit Opportunities Fund AIF, SCSP
Crescent Senior Secured Floating Rate Loan Fund, LLC
Crescent Senior Secured Floating Rate Loan Fund (Cayman), LP
Crescent/Kamehameha Schools Partnership, LP
NPS/Crescent Strategic Partnership, LP
NPS/Crescent Strategic Partnership II, LP
Crescent (TX) Direct Lending Fund, L.P.
Crescent Direct Lending Fund, L.P.
Crescent Direct Lending Levered Fund (Cayman), LP
Crescent Direct Lending Levered Fund (Delaware), LP
CDL Unit Trust (Ireland)

CDL Investment Subsidiary II, LP
CDL Levered Fund II, LP
Crescent Direct Lending Fund II (Ireland), LP
Crescent Direct Lending Fund II (Canada), LP
Crescent Direct Lending Levered Fund II (Cayman), LP
Crescent Direct Lending Levered Fund II (Delaware), LP
Crescent Direct Lending Fund II (Delaware), LP
CDL Unlevered III Investment Subsidiary LP
CDL Levered III Investment Subsidiary LP
Crescent Direct Lending Fund III LP
Crescent Direct Lending Fund III (Delaware), LP
Crescent Direct Lending Fund III (Cayman) LP
Crescent Direct Lending Fund III (Ireland) LP
Crescent Direct Lending Fund III Note Feeder LP
Crescent Direct Lending Fund III (Canada) LP
Crescent Direct Lending Levered Fund, L.P.
Crescent Direct Lending Levered Fund III (Cayman), LP
Crescent Direct Lending Levered Fund III (Delaware), LP
Crescent Direct Lending Levered Fund III Note Feeder LP
Crescent Direct Lending Levered Fund III (Ireland) LP
Crescent Direct Lending Fund III (UK) LP
Crescent Direct Lending SBIC Fund, L.P.
Crescent Special Situations Fund (Investor Group), L.P.
Crescent European Specialty Lending Fund, L.P.
Crescent European Specialty Loan Fund SCS, SICAV-FIS
Crescent European Specialty Lending Fund (Levered) LP
Crescent European Specialty Lending Fund (Cayman-Levered) LP
Crescent European Specialty Lending Fund (Cayman) LP
Crescent European Specialty Lending Fund for ERISA Plans LP
Crescent European Specialty Lending Fund II (Delaware) LP
Crescent European Specialty Lending Fund II (Levered) LP
Crescent European Specialty Lending Fund II (Cayman-Levered) LP
Crescent European Specialty Lending Fund II (Cayman-Levered EUR) LP
Crescent European Specialty Lending Fund II (Cayman) LP
Crescent European Specialty Loan Fund II SCSp
Crescent European Specialty Loan Fund II (GBP) SCSp
Crescent Mezzanine Partners VII (LTL), L.P.
Crescent Mezzanine Partners VII, L.P.
Crescent Mezzanine Partners VIIB, L.P.
Crescent Mezzanine Partners VIIC (LTL), L.P.
Crescent Mezzanine Partners VIIC, L.P.
Crescent Mezzanine Partners VII (Chengdong Co-Investment), L.P.
Crescent Mezzanine Partners VII (PA Co-Investment), LP
Crescent Mezzanine Partners VII (PA Co-Investment II), LP
Crescent Mezzanine Partners VII (PA Co-Investment III), LP
CPCP Levered Unitranche Investments LP

CPCP Unitranche Investments LP
Crescent Private Credit Partners LP
Crescent Private Credit Partners Levered Unitranche Fund (DE) LP
Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP
Crescent Private Credit Partners Levered Unitranche Note Feeder LP
Crescent Private Credit Partners Unitranche Fund (DE) LP
Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP
Crescent Private Credit Partners Unitranche Note Feeder LP
Crescent Private Credit Partners Unitranche Fund (Ireland) LP
Income Credit Strategies (Series C) LP
Crescent LACERS SMA Partnership, LP
Crescent Ginkgo LP, Crescent K Investments, L.P.
CESL-A Coinvest Fund SCSp.
Crescent CRPTF Multi-Strat L.P.
Crescent CRPTF Private Credit L.P.
Crescent/AEGIS Partnership, L.P.
Crescent European Specialty Lending Fund III (GBP) SCSp
Crescent European Specialty Lending Fund III SCSp
Crescent European Specialty Lending Fund III (Cayman-Levered) LP
CRESCENT European Specialty Lending Fund III (Delaware) LP
Crescent CLO Equity Funding II, LP

11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025
Tel: (310) 235-5900

(812-15450)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Crescent Capital BDC, Inc., et al. filed an application on April 4, 2023, and amendments to the application on October 25, 2023, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On May 2, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35185). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Crescent Capital BDC, Inc., et al. (File No. 812-15450) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary